FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, BC
V6C 1X8

Item 2 Date of Material Change

January 3, 2020 and January 8, 2020

Item 3 News Release

New releases were disseminated on January 3, 2020 and January 8, 2020 to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 Summary of Material Change(s)

The Company announced that its common shares have been approved for listing on the NYSE American LLC ("NYSE American"). Metalla also announced that its common shares have commenced trading on the NYSE American at market open on January 8, 2020 under the ticker symbol "MTA". Metalla's common shares will continue to trade on the TSX Venture Exchange under the ticker symbol "MTA".

Concurrent with the commencement of trading on the NYSE American, Metalla's common shares will cease trading on the OTCQB.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that its common shares have been approved for listing on the NYSE American. Metalla also announced that its common shares have commenced trading on the NYSE American at market open on January 8, 2020 under the ticker symbol "MTA". Metalla's common shares will continue to trade on the TSX Venture Exchange under the ticker symbol "MTA".

Concurrent with the commencement of trading on the NYSE American, Metalla's common shares will cease trading on the OTCQB.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel:  604-696-0741

Item 9 Date of Report

January 13, 2020